PAZOO

PAZOO, INC.

November 30, 2011

Via EDGAR

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pazoo, Inc.
Registration Statement on Form S-1
Filed November 18, 2011
File No. 333-178037

Dear Ms. Ransom:

I write in response to your letter dated November 21, 2011 regarding certain deficiencies in the above-referenced filing.

As requested in your letter, today we have filed a substantive amendment to the previously filed Form S-1. For ease of review of the Form S-1/A , we have attached to this letter a copy of the Form S-1/A which highlights the changes to correct the deficiencies noted in your letter.

We look forward to working with Mr. Carter on any comments the Commission may have in hopes of obtaining a Notice of Effectiveness of our Form S-1.

Please Feel free to e-mail me at Greg@Pazoo.com with any further communications.

Yours sincerely,

Gregory Jung

Chief Financial Officer

cc: Wolfgang Heimerl, Esq.

15A Saddle Road, Cedar Knolls, NJ 07927 Direct: 973-455-0970 www.pazoo.com